UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FTC Solar, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

30320C 103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30320C 103
(1)	Names of reporting persons:	ARC Family Trust
(2)	Check the appropriate box if a member of a group ❑ (a) ❑ (b) (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization:	Delaware
	Number of shares beneficially owned by each reporting person with:
(5)	Sole voting power	0
(6)	Shared voting power	11,740,857
(7)	Sole dispositive power	0
(8)	Shared dispositive power	11,740,857
(9)	Aggregate amount beneficially owned by each reporting person	11,740,857
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9)	9.4%
(12)	Type of reporting person (see instructions)	OO

CUSIP No. 30320C 103
(13)	Names of reporting persons:	Shaker Sadasivam
(14)	Check the appropriate box if a member of a group ❑ (a) ❑ (b) (see instructions)
(15)	SEC use only
(16)	Citizenship or place of organization:	USA
	Number of shares beneficially owned by each reporting person with:
(17)	Sole voting power	3,249,278
(18)	Shared voting power	11,740,857
(19)	Sole dispositive power	3,249,278
(20)	Shared dispositive power	11,740,857
(21)	Aggregate amount beneficially owned by each reporting person	14,990,135
(22)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(23)	Percent of class represented by amount in Row (9)	12.0%
(24)	Type of reporting person (see instructions)	IN

SCHEDULE 13G

Item 1(a) Name of issuer: FTC Solar, Inc.

Item 1(b) Address of issuer’s principal executive offices: 9020 N Capital of Texas Hwy, Suite I-260 Austin, Texas

2(a) Name of person filing: This Schedule 13G is being filed by ARC Family Trust and Shaker Sadasivam, as joint filers in accordance with the provisions of Rule 13d-1(k)(1) of the Act. Mr. Sadasivam is the trustee of ARC Family Trust and has sole voting and dispositive power with respect to the shares held by ARC Family Trust. The Agreement of Joint Filing of the reporting persons was filed as Exhibit 1 to the Schedule 13G filed on February 13, 2023.

2(b) Address or principal business office or, if none, residence: The business address of ARC Family Trust is 20 Montchanin Road, Ste. 100, Greenville, DE 19807 and the business address of Shaker Sadasivam is 1950 Pine Run Drive, Chesterfield, MO 63108.

2(c) Citizenship: ARC Family Trust is a Delaware entity and Shaker Sadasivam is a citizen of the USA.

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 30320C 103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

ARC Family Trust beneficial ownership as of December 31, 2023

(a)
Amount beneficially owned: 11,740,857
(b)
Percent of class: 9.4%
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote: 0
(ii)
Shared power to vote or to direct the vote: 11,740,857

(iii)
Sole power to dispose or to direct the disposition of: 0
(iv)
Shared power to dispose or to direct the disposition of: 11,740,857

Shaker Sadasivam beneficial ownership as of December 31, 2023

(d)
Amount beneficially owned: 14,990,135
(e)
Percent of class: 12.0%
(f)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote: 3,249,278
(ii)
Shared power to vote or to direct the vote: 11,740,857
(iii)
Sole power to dispose or to direct the disposition of: 3,249,278
(iv)
Shared power to dispose or to direct the disposition of: 11,740,857

The numbers reported in Item 4 reflect beneficial ownership of Issuer’s common stock as of December 31, 2023. The ownership percentages reported are based on 125,445,325 shares of Issuer’s common stock outstanding as of December 31, 2023.

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

ARC Family Trust was established by Ahmad Chatila, a member of Issuer’s board of directors, for the benefit of certain members of his family. Shaker Sadasivam, also a member of the Issuer’s board of directors, is the trustee of ARC Family Trust and has sole voting and dispositive power with respect to the shares described herein.

The beneficial ownership for Mr. Sadasivam consists of (i) 232,184 shares of common stock held by Mr. Sadasivam, (ii) 3,017,094 shares of common stock held by ChristSivam, LLC and (iii) 11,740,857 shares of common stock held by the ARC Family Trust for the benefit of certain members of Mr. Chatila’s family. Mr. Sadasivam is the Manager of ChristSivam, LLC and has sole voting and dispositive power with respect to the shares held by ChristSivam, LLC.

The numbers reported in Item 6 reflect beneficial ownership of Issuer’s common stock as of December 31, 2023.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARC Family Trust

Date: February 12, 2024	Signature: By: /s/ Shaker Sadasivam Name: Shaker Sadasivam Title: Trustee
Signature: By: /s/ Shaker Sadasivam Name: Shaker Sadasivam